DESCARTES REPORTS FISCAL 2011 FIRST QUARTER FINANCIAL RESULTS

22% year-over-year increase in revenues drives record operating performance

WATERLOO, Ontario — June 2, 2010 — Descartes Systems Group, a federated global logistics network, announced financial results for its fiscal 2011 first quarter (Q1FY11) ended April 30, 2010. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

Q1FY11 Financial Results
As described in more detail below, key financial highlights for Descartes in Q1FY11 included:
•	Revenues of $21.3 million, up 22% from $17.4 million in the first quarter of last fiscal year (Q1FY10) and up 13% from $18.9 million in the previous quarter (Q4FY10);
•	Services revenues of $20.2 million, up 20% from $16.8 million in Q1FY10 and up 14% from $17.7 million in Q4FY10. Services revenues comprised 95% of total revenues for the quarter;
•	Gross margin of 65%, compared to 70% in Q1FY10 and 68% in Q4FY10;
•
Net income of $0.2 million, compared to $2.2 million in Q1FY10 and $10.3 million in Q4FY10. Net income in Q1FY10 and Q4FY10 included income tax recoveries of $0.4 million and $11.0 million, respectively, while Q1FY11 included $0.7 million in income tax expense. Q1FY11 included $0.9 million in acquisition-related expenses, compared to $0.3 million in Q1FY10 and $0.4 million in Q4FY10. Q1FY11 also included $0.6 million in restructuring charges, compared to $0.4 million in Q1FY10 and $0.3 million in Q4FY10; and

•
Adjusted Net Income (Pre-tax) of $5.3 million, up 13% from $4.7 million in Q1FY10 and up from $5.2 million in Q4FY10. Adjusted Net Income (Pre-tax) as a percentage of revenues was 25% this quarter, compared to 27% in Q1FY10 and 28% in Q4FY10.

Adjusted Net Income (Pre-tax) is a non-GAAP financial measure provided as a complement to financial results presented in accordance with GAAP. We define Adjusted Net Income (Pre-tax) as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, deferred compensation, stock-based compensation and related taxes), acquisition-related expenses and restructuring charges. These items are considered by management to be outside Descartes’ ongoing operational results. A reconciliation of Adjusted Net Income (Pre-tax) to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited, dollar amounts in millions):

	Q1 FY11	Q4 FY10	Q3 FY10	Q2 FY10	Q1 FY10
Revenues	21.3	18.9	18.9	18.6	17.4
Services revenues	20.2	17.7	18.0	17.1	16.8
Gross margin	65%	68%	69%	68%	70%
Net income*	0.2	10.3	1.0	0.8	2.2
Adjusted Net Income (Pre-tax)	5.3	5.2	5.2	5.2	4.7
ANI (Pre-tax) as a % of revenues	25%	28%	28%	28%	27%
* Net income was positively impacted by income tax recoveries of $11.0 million and $0.4 million in Q4FY10 and Q1FY10, respectively. Net income was also impacted by income tax expenses of $0.7 million, $1.8 million and $2.0 million in Q1FY11, Q3FY10 and Q2FY10, respectively. Net income in Q4FY10 was also impacted by $3.0 million in non-cash stock-based compensation expense, as further described in our audited annual consolidated financial statements for fiscal 2010, compared to $0.3 million, $0.2 million, $0.1 million and $0.1 million in Q1FY11, Q3FY10, Q2FY10 and Q1FY10, respectively.

Total revenues of $21.3 million in Q1FY11 were comprised of $20.2 million (95%) in services revenues and $1.1 million (5%) in license revenues. Q1FY11 services revenues were up 20% from $16.8 million in Q1FY10 and up 14% from $17.7 million in Q4FY10.

Based on the location of Descartes’ customers, the geographic distribution of revenues was as follows:
•	$11.2 million of revenues (53%) were generated in the US;
•	$4.1 million (19%) in Europe, Middle East and Africa (“EMEA”), excluding Belgium;
•	$2.6 million (12%) in Canada;
•	$2.4 million (11%) in Belgium;
•	$0.7 million (3%) in the Asia Pacific region; and
•	$0.3 million (2%) in the Americas, excluding the US and Canada.

Q1FY11 Acquisitions
On March 19, 2010, Descartes acquired 96.17% of the shares of Zemblaz NV (NYSE Alternext Brussels: ALPTH, “Porthus”), a leading provider of global trade management solutions, at EUR 12.50 per share. On April 16, 2010, Descartes purchased the remaining 3.83% of the Porthus shares and all outstanding warrants. In total, Descartes paid EUR 29,963,074 (equivalent to approximately $40.9 million at the time of the transaction) to acquire all outstanding securities of Porthus.

On April 19, 2010, Descartes purchased all of the shares of privately-held 882976 Ontario Inc. doing business as Imanet (“Imanet”), a provider of enterprise and on-demand technology solutions to customs brokers, freight forwarders, exporters and self-clearing importers. Imanet’s solutions focus on enabling members of the international trade community to communicate with the Canada Border Services Agency. To complete the acquisition, net of working capital received, Descartes paid approximately Canadian $6.0 million (equivalent to approximately $5.9 million at the time of the transaction).

The fair value of trade accounts receivable acquired from Porthus and Imanet was $7.1 million. Descartes’ results of operations for Q1FY11 included $2.6 million in revenues from Porthus and Imanet.

Descartes’ days-sales-outstanding (DSO) for Q1FY11 were 68 days, compared to 47 days in Q4FY10. The increase is principally due to Descartes’ consolidated financial statements as at April 30, 2010 reflecting all accounts receivable acquired from Porthus and Imanet, however, Descartes’ results of operations for Q1FY11 only included a partial quarter of Porthus and Imanet’s revenues. Excluding Porthus and Imanet’s accounts receivable and revenues, Descartes’ DSO for Q1FY11 was 51 days.

“Our first quarter has historically been our most seasonally-challenging quarter and, this year, the challenges were heightened with severe currency fluctuations and the Icelandic volcanic activity that adversely impacted European air shipment volumes,” said Stephanie Ratza, CFO at Descartes. “Our record operating results this quarter demonstrate the resiliency of our operations in the face of these types of challenges. With our metrics-driven, focused-on-results approach as we integrate our acquisitions, we believe we are well-positioned for continued superior operating performance.”

“With our recently-completed acquisitions, we have an enhanced operating scale that allows us to accelerate the results that we deliver to our customers,” said Art Mesher, Descartes’ CEO. “We are focused on helping our customers save money now using our federated Global Logistics Network and advanced logistics solutions. Our record operating performance continues to reflect the value we deliver to customers directly and through our United by Design partners.”

Cash Position at April 30, 2010
As at April 30, 2010, Descartes had $56.1 million in cash comprised entirely of cash and cash equivalents. The largest use of cash in the quarter was cash used to complete the Porthus and Imanet acquisitions. As at January 31, 2010, we had $94.6 million in cash and cash equivalents and short-term investments.

The table set forth below provides a summary of cash flows for Q1FY11 in millions of dollars:

Cash, cash equivalents and short-term investments, February 1, 2010	94.6
Cash provided by operating activities	2.1
Additions to capital assets	(0.4)
Acquisition of subsidiaries	(40.5)
Issuance of common shares	0.2
Repayments of financial liabilities	(0.1)
Effect of foreign exchange rates on cash and cash equivalents	0.2
Net change in cash, cash equivalents and short-term investments	(38.5)
Cash and cash equivalents, April 30, 2010	56.1

Conference Call
Members of Descartes’ executive management team are scheduled to host a conference call to discuss the company's financial results and business prospects at 7:45 a.m. EDT on Wednesday June 2nd. Designated numbers are (800) 926-6185 for North America or +1 (212) 231-2910 for International. The company simultaneously has scheduled an audio web cast on the Descartes Web site at www.descartes.com/company/investors.  Phone conference dial-in or web cast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible for 24 hours after the call’s completion by dialing (800) 633-8284 or +1 (402) 977-9140 and using passcode number 21467950. An archived replay of the web cast will be available at www.descartes.com/company/investors.

Annual General Meeting
Descartes' annual meeting of shareholders will take place today, Wednesday, June 2, 2010, at 11:00 a.m. Toronto time at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 2300, Commerce Court West, Toronto, Ontario, Canada.

MRM 2.0 Strategy and Technology Event
Descartes is scheduled to host a mobile resource management (MRM) 2.0 strategy and technology event today, Wednesday, June 2, 2010,  at noon Toronto time at the National Club, Howland Room, 303 Bay St. Toronto, Ontario, Canada. The event will feature select Descartes customers and partners sharing their MRM 2.0 success stories. A copy of the agenda for the event can be obtained from Descartes' website at www.descartes.com/june2.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX), helps organizations with logistics-intensive businesses to save money by improving the productivity and performance of their operations. Underlying Descartes’ offerings is the Descartes Global Logistics Network (GLN), one of the world’s most extensive multi-modal business application networks. As a federated platform, the Descartes GLN combines with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, shipment management services to help manage third party carriers and private fleet management services for organizations of all sizes. Descartes’ solutions and services deliver results by enabling organizations around the world to reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven; improve pickup and delivery reliability; and optimize working capital through fleet visibility.  Descartes’ hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value.  Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies.  The company has more than 600 employees and is based in Waterloo, Ontario, with operations in Atlanta, Copenhagen, Heverlee, Pittsburgh, Ottawa, Montreal, Miami, Washington DC, Derby, London, Silver Spring, Stockholm, Suzhou, Shanghai, Tokyo, Windsor and Toronto. For more information, visit www.descartes.com.

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Descartes Investor Contact:
Laurie McCauley (519) 746-6114 x 2358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relates to the positioning of Descartes to provide value to customers and shareholders; its execution of its consolidation strategy; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the impact on Descartes’ business of the global economic downturn; Descartes’ ability to continue to align operating expenses to visible and recurring revenues; the impact of foreign currency exchange rates; Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; Descartes’ ability to retain or obtain sufficient capital to execute on its business strategy, including its acquisition strategy; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; departures of key customers; disruptions in the movement of freight; the potential for future goodwill or intangible impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for FY10. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measure - Adjusted Net Income (Pre-tax)
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted Net Income (Pre-tax), in making investment decisions about our company and measuring our operational results.

The term “Adjusted Net Income (Pre-tax)” or “ANI (Pre-tax)” refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, deferred compensation, stock-based compensation and related taxes), acquisition-related expenses and restructuring charges. For fiscal periods ended on or before January 31, 2009, costs and expenses of acquisitions, as well as certain costs of restructuring/integrating acquired companies, were capitalized as part of the purchase price for each acquisition. Effective for Descartes’ fiscal year ended January 31, 2010, GAAP has changed to require that such costs be expensed in the period incurred rather than recorded as part of goodwill. Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses arising as a result of this accounting change are excluded from Adjusted Net Income (Pre-tax), which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted Net Income (Pre-tax) financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted Net Income (Pre-tax) is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted Net Income (Pre-tax) should not be construed as a substitute for net income determined in accordance with GAAP and the use of Adjusted Net Income (Pre-tax) does have limitations. In particular, we have completed nine acquisitions over the past three fiscal years and two acquisitions this fiscal year, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted Net Income (Pre-tax) to net income reported in our unaudited Consolidated Statements of Operations for Q1FY11, Q4FY10, Q3FY10, Q2FY10 and Q1FY10, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	Q1FY11	Q4FY10	Q3FY10	Q2FY10	Q1FY10

Net income, as reported on Consolidated Statements of Operations	0.2	10.3	1.0	0.8	2.2
Adjustments to reconcile to Adjusted Net Income (Pre-tax):
Investment income	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Income tax expense (recovery)	0.7	(11.0)	1.8	2.0	(0.4)
Depreciation expense	0.5	0.6	0.5	0.4	0.4
Amortization of intangible assets	2.2	1.7	1.7	1.8	1.8
Amortization of deferred compensation, stock-based compensation and related taxes	0.3	3.0	0.2	0.1	0.1
Acquisition-related expenses	0.9	0.4	-	0.2	0.3
Restructuring charges	0.6	0.3	0.1	-	0.4
Adjusted Net Income (Pre-tax)	5.3	5.2	5.2	5.2	4.7

The Descartes Systems Group Inc.
Consolidated Balance Sheets
(US dollars in thousands; US GAAP; unaudited)

	April 30,	January 31,
	2010	2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents	56,083	89,554
Short-term investments	-	5,071
Accounts receivable
Trade	15,984	9,840
Other	3,245	2,231
Prepaid expenses and other	2,240	1,146
Deferred income taxes	5,473	4,414
Deferred tax charge	197	197
Investment in affiliate	533	-
	83,755	112,453
CAPITAL ASSETS	7,543	5,482
GOODWILL	52,804	34,456
INTANGIBLE ASSETS	47,288	21,058
DEFERRED INCOME TAXES	34,397	34,346
DEFERRED TAX CHARGE	346	395
	226,133	208,190
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	5,028	2,603
Accrued liabilities	11,721	7,509
Income taxes payable	1,297	975
Deferred income tax liability	31	-
Deferred revenue	6,729	5,454
Other financial liabilities	92	-
	24,898	16,541
DEFERRED REVENUE	1,474	1,172
INCOME TAX LIABILITY	2,704	2,605
DEFERRED INCOME TAX LIABILITY	7,160	-
FINANCIAL LIABILITIES	239	-
	36,475	20,318
SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 61,468,577 at April 30, 2010 (January 31, 2010 – 61,410,877)	86,877	86,609
Additional paid-in capital	451,848	451,591
Accumulated other comprehensive loss	(965)	(2,034)
Accumulated deficit	(348,102)	(348,294)
	189,658	187,872
	226,133	208,190

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share amounts; US GAAP unaudited)

	Three Months Ended
	April 30,	April 30,
	2010	2009

REVENUES	21,286	17,419
COST OF REVENUES	7,387	5,187
GROSS MARGIN	13,899	12,232
EXPENSES
Sales and marketing	2,590	2,385
Research and development	3,559	3,371
General and administrative	4,695	2,988
Amortization of intangible assets	2,232	1,789
	13,076	10,533
INCOME FROM OPERATIONS	823	1,699
INVESTMENT INCOME	82	92
INCOME BEFORE INCOME TAXES	905	1,791
INCOME TAX EXPENSE (RECOVERY)
Current	536	239
Deferred	177	(656)
	713	(417)
NET INCOME	192	2,208
EARNINGS PER SHARE
Basic and Diluted	-	0.04
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	61,432	53,017
Diluted	62,681	53,737

The Descartes Systems Group Inc.
Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; unaudited)

	Three Months Ended
	April 30,	April 30,
	2010	2009
OPERATING ACTIVITIES
Net income	192	2,208
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	489	384
Amortization of intangible assets	2,232	1,789
Amortization of deferred compensation	5	1
Stock-based compensation expense	286	126
Income from investment in affiliate	6	-
Deferred tax expense (recovery)	177	(656)
Deferred tax charge	49	49
Changes in operating assets and liabilities:
Accounts receivable
Trade	(321)	745
Other	611	(196)
Prepaid expenses and other	(207)	241
Accounts payable	677	170
Accrued liabilities	(2,401)	14
Income taxes payable	166	230
Deferred revenue	109	(699)
Cash provided by operating activities	2,070	4,406
INVESTING ACTIVITIES
Maturities of short-term investments	5,071	164
Additions to capital assets	(395)	(291)
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	(40,550)	(14,842)
Acquisition-related costs	-	(58)
Cash used in investing activities	(35,874)	(15,027)
FINANCING ACTIVITIES
Issuance of common shares for cash	204	40
Repayment of financial liabilities	(78)	-
Cash provided by financing activities	126	40
Effect of foreign exchange rate changes on cash and cash equivalents	207	21
Decrease in cash and cash equivalents	(33,471)	(10,560)
Cash and cash equivalents, beginning of period	89,554	47,422
Cash and cash equivalents, end of period	56,083	36,862